Exhibit 99.3

April 22, 2015

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, 19th Floor, Box 55
701 West Georgia Street	Toronto Ontario
Vancouver, BC	M5H 3S8
V7Y 1L2

Canadian Stock Exchange
200 - 1090 West Pender Street
Vancouver, BC
V6E 2N7

Dear Sirs / Mesdames:

Re:	Pacific Therapeutics Ltd. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 22, 2015, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

"DAVIDSON & COMPANY LLP"

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: Canadian Stock Exchange